

April 11, 2007

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Arnold Klann, Chairman,
    Chief Executive Officer and President
Bluefire Ethanol Fuels, Inc.
31 Musick
Irvine, California 92618

Re: Bluefire Ethanol Fuels, Inc.
         Amendment # 2 to Form 10-SB
         Filed on March 26, 2007
         File No. 0-52361

Dear Mr. Klann:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Share Issuances/Consulting Agreements, page 22</u>

1.   Please identify each of the consultants, the Vice President of Project Management and the NASD broker-dealer. Please also identify each consultant at "Certain Relationships and Related Transactions.

Summary Compensation Table, page 25

2. It appears that you are using the old compensation tables and old Certain Relationships and Related Transactions disclosure. Registration statements made after December 15, 2006, including amendments, that are required to include Items 402 and 404 of Regulation S-K disclosures for fiscal years ending on or after December 15, 2006, must comply with the requirements adopted by the Commission and published in Release No. 33-8732A. Please revise. For guidance, you may wish to refer to our compliance and disclosure interpretations and our transition questions and answers on executive compensation and related person disclosure, both of which are available in the Division of Corporation Finance's section under "SEC Divisions" on the Commission's website at www.sec.gov. Please revise these sections accordingly.

General

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

> the company is responsible for the adequacy and accuracy of the disclosure in the filing;

> staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, Jennifer Thompson, Staff Accountant, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Jennifer Hardy, Branch Chief Legal, at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Branch Chief Legal